ATTACHMENT FOR CURRENT FILING OF N-SAR
JOHN HANCOCK INVESTMENT TRUST
SUB-ITEM 77D

At a regular meeting held March 21-23, 2017, the Board of Trustees for the Registrant ratified the change in the diversification status from non-diversified to diversified for the John Hancock Enduring Asset Fund and the John Hancock Seaport Fund.